UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

            [ X ]                         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2007

OR

             [   ]                      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________.

Commission File No: 001-13739

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tucson Electric Power Company 401(k) Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UniSource Energy Corporation
One South Church Avenue, Suite 100
Tucson, AZ  85701

Tucson Electric Power Company
401(k) Plan
Index
December 31, 2007 and 2006

Page(s)

Exhibit

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of
1974 have been omitted because they are not applicable.

REQUIRED INFORMATION

The Tucson Electric Power Company 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of the requirements of Items 1 – 3 of Form 11-K, the financial statements and schedule of the Plan for the fiscal year ended December 31, 2007, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference.

The written consent of PricewaterhouseCoopers LLP with respect to the financial statements of the Plan is filed as Exhibit 23 to this Annual Report.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the Tucson Electric Power Company 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tucson Electric Power Company 401(k) Plan (the “Plan”) at December 31, 2007 and December 31, 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) at December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Phoenix, AZ
June 27, 2008

Tucson Electric Power Company
401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets

Investments at fair value (See Note 2):	$175,613,873	$164,058,551

Receivables:
Employer contributions	181,400	160,007
Participant contributions	425,136	375,643
Unsettled trades	625	-

Total receivables	607,161	535,650

Net assets available for benefits, at fair value	176,221,034	164,594,201

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	57,551	59,201

Net assets available for benefits	$176,278,585	$164,653,402

The accompanying notes are an integral part of these financial statements.

Tucson Electric Power Company
401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:

Investment income:
Interest and dividend income	$1,237,560	$1,078,092
Net appreciation in fair value of investments	14,528,234	15,549,477

Total investment income	15,765,794	16,627,569

Contributions:
Employer contributions	4,240,885	4,123,383
Participant contributions	10,018,556	9,392,157
Participant rollovers	228,645	422,892

Total contributions	14,488,086	13,938,432

Total additions	30,253,880	30,566,001

Deductions from net assets attributed to:

Benefits paid to participants	18,622,142	13,166,447
Transfer of assets from plan (See Note 3)	-	2,321,056
Administrative expenses	6,555	7,140

Total deductions	18,628,697	15,494,643

Net increase	11,625,183	15,071,358

Net assets available for benefits:

Beginning of year	164,653,402	149,582,044

End of year	$176,278,585	$164,653,402

The accompanying notes are an integral part of these financial statements.

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006

1.	Description of Plan

The following description of the Tucson Electric Power Company 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
All regular employees of Tucson Electric Power Company and participating subsidiaries of UniSource Energy Corporation (“UniSource Energy”), the parent company of the Plan sponsor, (collectively, the “Company”), who are employed by the Company on or after January 1, 1985 are eligible to participate.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration
The Company’s Pension Committee (the “Plan Administrator”), comprised of three or more employees, administers the Plan.  Fidelity Management Trust Company (the “Trustee”) serves as trustee of all Plan investments.  Fidelity Investments Institutional Operations Company, Inc. serves as recordkeeper for the Plan.  The Company funds the Plan’s administrative costs, except for loan administrative fees and brokerage account fees, which are paid directly by the participants out of their accounts.

Contributions
Upon admission to the Plan, participants may contribute, by way of payroll deductions, a percentage of their pre-tax compensation, up to but not in excess of the lesser of Plan limits or Internal Revenue Code (“IRC”) limits ($15,500 in 2007).  Additional catch-up contributions by participants age 50 and above may not exceed IRC limits ($5,000 in 2007).  Participants may direct their contributions to be invested entirely into any one of the individual investment funds or, in multiples of 1% into any combination of these funds.  Contributions are subject to certain limitations.

The Plan also allows for rollovers from participants’ other external qualified plans described in Sections 401(a) and 403(a) of the IRC and certain types of Individual Retirement Accounts (“Qualified Rollovers”) into the Plan.  Qualified Rollovers are accounted for as participant contributions in a separate account of the participant, and are directed in the same manner as discussed above for participant contributions.

For each payroll period during the two years ended December 31, 2007, the Company made matching contributions to each participant’s account in an amount equal to a percentage of the participant’s compensation as defined by the Plan for that payroll period subject to certain limitations.  Participants direct the investment of such Company contributions in the same manner as discussed above for participant contributions.  The Board of Directors of Tucson Electric Power Company has the discretion each year to establish the formula for Company matching contributions subject to the provisions of the Plan.

Loans to Participants
Loan amounts shall not exceed the lesser of $50,000 or 50% of the vested balance of the participant’s accounts at the date of the loan.  Loan terms may not exceed five years, except that loans used to purchase a principal residence may have a term up to 15 years.  Loan repayments are made every two weeks through payroll deductions and are considered to be in default if all payments are not made for

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006

any three-month period.  If a participant fails to repay a loan in full, the Plan Administrator may immediately reduce the value of the participant’s account by the amount of unpaid principal and interest and/or reduce any distribution by the amount of the remaining unpaid principal and interest.  Each loan is secured by the balance of the participant’s account and bears a fixed rate of interest of the prime rate at loan origination plus 2.00%.  Interest rates for the years ended December 31, 2007 and 2006 ranged from 4.00% to 11.50%.  Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans fund.

Distributions
A participant’s account becomes distributable upon termination of employment, total disability, death or retirement.  A participant may elect to have his or her account distributed as soon as practicable thereafter but not before the last Company matching contribution is made for the participant.  If a participant dies, a spouse beneficiary must generally start taking distributions when the participant would have turned age 70 ½.  A non-spouse beneficiary must generally take a full distribution by the last day of the calendar year following the calendar year of the participant’s death.

The amount distributable to a participant or beneficiary is equal to the balance in the account valued as of the most recent date preceding such distribution as the Trustee can determine.  Benefits payable to a participant or the beneficiary are generally paid in a cash lump sum, although participants may elect to receive any amounts credited to the UniSource Energy Stock Fund in the form of the UniSource Energy common stock.

Under certain conditions, a participant may withdraw all or a portion of his or her account while still employed by the Company.  Withdrawals from a participant’s account are only permitted (i) once per plan year for participants who have attained age 59-1/2 or (ii) in the event of a participant’s financial hardship as defined in the Plan.  Beginning with the plan year in which participants reach age 59-1/2, they may withdraw any portion up to the entire amount of their compensation deferral contributions account and/or their Company matching contributions account.  In addition, participants may withdraw any portion of their compensation deferral contributions account, excluding earnings credited after December 31, 1988, if they have incurred a financial hardship.  The amount which may be withdrawn in the case of a participant’s financial hardship may not exceed the amount needed and is subject to the approval of the Plan Administrator.

Investments
Participants may direct the investment of their compensation deferral contributions, Company matching contributions, and rollover contributions in a variety of investment vehicles comprised of common stocks, mutual funds, money market funds and common/collective funds. The Plan is intended to comply with Section 404(c) of ERISA.

Vesting
A participant’s interest in each of his or her accounts is at all times 100% vested.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan.  Upon termination of the Plan, the accounts under the Plan will be valued and distributed to participants at the time of such termination, subject to the provisions of ERISA.

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006

2.	Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and Statement of Position (“SOP”) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are presented at fair value.  The Fidelity Managed Income Portfolio, a common/collective fund, is also valued at contract value.  Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses.

The fair value of the Plan’s investments is determined as follows:
•	The fair value of common stock shares are based upon the closing market price on the valuation date.
•	Shares of mutual funds are valued at the net asset value of the shares held by the Plan at year-end.
•
The fair value of the fully benefit-responsive investment contracts held by the Fidelity Managed Income Portfolio are calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

•	Participant loans are valued at their outstanding balance, which approximates fair value.

Security transactions are recorded on the trade date basis. Expenses paid by the Plan in connection with such transactions include brokerage commissions and taxes that are included in the cost of securities purchased and deducted from the proceeds of securities sold. Net appreciation (depreciation) in the fair value of the Plan’s investments consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments. Dividend income is recognized on the ex-dividend date. Interest income is recognized as earned. Employer and Participant contributions are recognized on the accrual basis.

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006

Payment of Benefits
Benefits are recorded when paid.  There are no assets available for benefits at December 31, 2007 due to participants who have withdrawn from participation in the Plan.

New Accounting Pronouncements
Statement of Financial Accounting Standard (“FAS”) 157, Fair Value Measurements, issued September 2006, defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  FAS 157 clarifies that the exchange price is the price in the principal market in which the reporting entity would transact for the asset or liability.  FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  We do not believe the adoption of FAS 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements on changes in net assets for the period.

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FAS 109 ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FAS No. 109, Accounting for Income Taxes.  FIN 48 requires recording uncertain tax positions that exist in the Plan's financial statements.  FIN 48 was effective for the Plan as of January 1, 2007.  Plan management has determined there are no uncertain tax positions and believes there is no FIN 48 impact requiring adjustment or disclosure in the Plan's financial statements.

3.	Investments

The following investments represent 5% or more of the Plan’s net assets as of December 31:

	2007	2006

Fidelity Growth Company Fund 429,657 and 463,860 units, respectively	$35,652,911	$32,335,683
Fidelity Magellan Fund 278,173 and 279,697 units, respectively	$26,112,113	$25,038,477
Fidelity Equity Income Fund 368,383 and 378,967 units, respectively	$20,320,021	$22,188,499
Fidelity Retirement Money Market Portfolio 14,735,204 and 13,258,681 units, respectively	$14,735,204	$13,258,681
Fidelity Diversified International Fund 276,866 and 147,336 units, respectively	$11,046,963	$5,444,056
Fidelity Low-Priced Stock Fund 226,473 and 254,023 units, respectively	$9,314,820	$11,060,162

During 2007 and 2006 the Plan’s investments appreciated (including realized and unrealized gains (losses) on investments purchased and sold, as well as held during the year) in value as follows:

	2007	2006
Mutual Funds	$15,031,841	$15,005,989
Common Stock	(503,607)	543,488
Net Appreciation in Fair Value of Investments	$14,528,234	$15,549,477

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006

The Plan’s investment in the common stock of UniSource Energy qualifies as a related party transaction.

4.	Transfer of Assets from Plan

On March 31, 2006, UniSource Energy completed the sale of all of the capital stock of a participating subsidiary to a third party.  As a result, the accounts of 238 participants employed by UniSource Energy’s divested subsidiary totaling $2,321,056 were transferred out of the Plan.

5.	Investment Risk

At December 31, 2007 and 2006, the Plan’s assets consist primarily of investments in financial instruments, money market funds, investment contracts, mutual funds, UniSource Energy stock and participant loans.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

6.	Tax Status

The Plan is qualified under Section 401 of the IRC and is, therefore, considered to be exempt from federal income taxes under the provisions of Section 501(a).  A tax qualification letter, dated December 3, 2003, has been received from the Internal Revenue Service.  The Plan has since been amended.  The Plan Administrator believes that the Plan, as amended, is designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Related Party Transactions

In 2007 and 2006, the Plan’s investments in shares of mutual funds managed by the Trustee of $157,262,973 and $136,801,094, respectively, as well as in stock of UniSource Energy in the amounts of $3,319,804 and $3,710,184, respectively, qualify as party-in-interest transactions for which a statutory exemption exists.

The Trustee invests in UniSource Energy common stock in accordance with the provisions of the Plan. The following is a summary of transactions in UniSource Energy common stock:

	2007	2006

Cost of shares purchased	$1,029,723	$766,192
Number of shares purchased	31,388	24,242

Proceeds from shares sold	$918,002	$712,706
Number of shares sold	27,764	22,455

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006

8.	Reconciliation of Financial Statements to Form 5500

The following reconciles investment income per the financial statements to the Form 5500:

	2007	2006

Investment income per financial statements	$15,765,794	$16,627,569
Add: Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	59,201	-
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(57,551)	(59,201)
Total investment income per Form 5500	$15,767,444	$16,568,368

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

	2007	2006

Net assets available for benefits per financial statements	$176,278,585	$164,653,402
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(57,551)	(59,201)
Net assets per Form 5500	$176,221,034	$164,594,201

Supplemental Schedule

Tucson Electric Power Company
401(k) Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2007

				Description of Investment Including
		Identity of Issue, Borrower,		Maturity Date, Rate of Interest,
(a)	(b)	Lessor or Similar Party	(c)	Collateral, Par or Maturity Value	(d)	Cost **	(e)	Current Value

*		Fidelity Growth Company Fund		429,657 units of a mutual fund				$35,652,911

*		Fidelity Magellan Fund		278,173 units of a mutual fund				26,112,113

*		Fidelity Equity Income Fund		368,383 units of a mutual fund				20,320,021

*		Fidelity Low-Price Stock Fund		226,473 units of a mutual fund				9,314,820

*		Fidelity Retirement Money Market Portfolio		14,735,204 units of a mutual fund				14,735,204

*		Fidelity Managed Income Portfolio		5,353,285 units of an open ended commingled pool				5,295,734

*		Fidelity Intermediate Bond Fund		638,325 units of a mutual fund				6,478,999

*		Fidelity Spartan U.S. Equity Index Fund		96,728 units of a mutual fund				5,020,176

		BrokerageLink Account		a self-directed investment fund				4,742,814

*		UniSource Energy Stock Fund		105,167 units of a company stock fund				3,319,804

*		Fidelity Diversified International Fund		276,866 units of a mutual fund				11,046,963

		Janus Flexible Bond Fund		217,307 units of a mutual fund				2,083,976

*		Fidelity Freedom 2010		286,073 units of a mutual fund				4,239,601

		Franklin Utilities A		157,941 units of a mutual fund				2,328,052

		American Beacon Small Cap Value Fund		85,719 units of a mutual fund				1,509,517

*		Fidelity Small Cap Stock		67,448 units of a mutual fund				1,175,613

*		Fidelity Freedom 2020		272,665 units of a mutual fund				4,310,828

*		Fidelity Freedom 2015		389,674 units of a mutual fund				4,859,239

Tucson Electric Power Company
401(k) Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2007

				Description of Investment Including
		Identity of Issue, Borrower,		Maturity Date, Rate of Interest,
(a)	(b)	Lessor or Similar Party	(c)	Collateral, Par or Maturity Value	(d)	Cost **	(e)	Current Value

*		Fidelity Freedom 2040		242,709 units of a mutual fund				2,361,556

*		Fidelity Freedom 2025		172,167 units of a mutual fund				2,269,155

*		Fidelity Freedom 2030		100,695 units of a mutual fund				1,663,477

*		Fidelity Freedom 2035		81,766 units of a mutual fund				1,118,555

*		Fidelity Freedom 2005		36,529 units of a mutual fund				430,680

*		Fidelity Freedom Income		23,297 units of a mutual fund				266,750

*		Fidelity Freedom 2050		30,468 units of a mutual fund				348,247

*		Fidelity Freedom 2045		13,633 units of a mutual fund				154,738

		RS Investments Value Fund		2,000 units of a mutual fund				52,540

*		Fidelity Freedom 2000		2,429 units of a mutual fund				30,041

*		Loans to participants		Loans with maturities ranging from 1 month to 176 months and interest rates from 4.00% to 11.50%				4,371,749
								$175,613,873

*     Denotes party-in-interest
**    Historical cost information is not required for participant-directed investments.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TUCSON ELECTRIC POWER COMPANY 401(k) PLAN

By:  Tucson Electric Power Company 401(k) Plan Administrative Committee

By:	/s/ Kevin P. Larson	Date:	June 27, 2008
Kevin P. Larson
Member of Plan Administrative Committee

By:	/s/ Raymond S. Heyman	Date:	June 27, 2008
Raymond S. Heyman
Member of Plan Administrative Committee

By:	/s/ Michael J. DeConcini	Date:	June 27, 2008
Michael J. DeConcini
Member of Plan Administrative Committee